FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Stathos James G. (Last) (First) (Middle) 1026 East Grand Avenue (Street) Arroyo Grande CA 93420 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mid-State Bancshares MDST 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

NA

4. Statement for Month/Day/Year March 3, 2003 5. If Amendment, Date of Original (Month/Day/Year) NA

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

 X Officer (give title below)

      10% Owner

      Other (specify below)

Executive Vice President/Chief Financial Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 X Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/03/2003		P		11.8758	A	$16.42	2,734.2639 Shrs	D/Investor Services Program Administered by Mellon Investor Services

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy) (1)	$14.50							03/21/2002 (2)	03/21/2011	Common Stock	14,480		9,655 Shrs Vested/Available for Exercise on 03/21/2003 (3)	I	By Company
Incentive Stock Option (right to buy)	$14.50							03/21/2002 (2)	03/21/2011	Common Stock	9,658		0 Shrs Vested/Available for Exercise until 03/21/2004	I	By Company
Non-Qualified Stock Option (right to buy) (4)	$17.40							03/13/2003 (2)	03/13/2012	Common Stock	13,024		4,117 Shrs Vested/Available for Exercise on 03/13/2003 (5)	I	By Company
Incentive Stock Option (right to buy)	$17.40							03/13/2003 (2)	03/13/2012	Common Stock	7,564		0 Shrs Vested/Available for Exercise until 03/13/2005	I	By Company
Non-Qualified Stock Option (right to buy)	$17.10							02/19/2004 (2)	02/19/2013	Common Stock	19,187		0 Shrs Vested/Available for Exercise until 02/19/2004	I	By Company
Incentive Stock Option (right to buy)	$17.10							02/19/2004 (2)	02/19/2013	Common Stock	7,791		0 Shrs Vested/Available for Exercise until 02/19/2004	I	By Company

Explanation of Responses:

(1)        24,138 shares granted as an ISO under the 1996 Stock Option Plan.  Due to the $100K limitation, 14,480 shares were issued and treated as a non-qualified stock option, the remaining 9,658 shares granted were issued as an ISO.

(2)        Options vest 20% per year on the anniversary date of the grant for five (5) years at which time the option is 100% vested.  Optionee has another five (5) years from the “100% vesting” anniversary date to exercise the shares in accordance with the terms and conditions of the 1996 Stock Option Plan.

(3)        An additional 4,828 shares will vest on March 21, 2003 bringing the total number of vested shares available for exercise to 9,655 shares.

(4)        20,588 shares granted as an ISO under the 1996 Stock Option Plan.  Due to the $100K limitation, 13,024 shares were issued and treated as a non-qualified stock option, the remaining 7,564 shares granted were issued as an ISO.

(5)        4,117 shares will vest on March 13, 2003 bringing the total number of vested shares available for exercise to 4,117 shares.

/s/ James G. Stathos ** Signature of Reporting Person	03/05/2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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Last update: 09/05/2002